FUSA Capital Corporation
1420 Fifth Avenue
Suite 2200
Seattle WA 98101

June 9, 2006

Christine Davis
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA FAX (202) 772-9202 and via EDGAR

Dear Ms. Davis:

This letter is written in my official capacity as chief executive officer to FUSA Capital Corporation, a Nevada corporation (the “Company”). The purpose of this letter is to respond to comments issued to the Company by the Commission on May 3, 2006 regarding the Company’s filing of Form 8-K on May 1, 2006, File Number 0-50274.

In order to facilitate your review, I have endeavored to include as detailed a response as possible to each of your comments. I will refer to your comments by number as they were numbered on your comment letter of May 3, 2006.

Comment 1. We have added language to this paragraph to indicate that there have been no disagreements in the interim period between our fiscal year and and dismissal. You will find these changes on the attached redline copy.

Comment 2. We have deleted “the company believes” from the paragraph regarding reportable events. You will find this change on the attached redline copy.

Comment 3. We have added language to this paragraph indicating“nor at any time during the interim period between the end of its most recent fiscal year and the date of engagement.” You will find this change on the attached redline copy.

Comment 4. We made a mistake. The proper PCAOB name of our accounting firm is Moore & Associates, Chartered. We have changed their name on the filing. You will find these changes on the attached redline copy.

Comment 5. We have provided an updated Exhibit 16 letter.

2

In connection with any and all staff comments we have received on this filing and any interaction with the staff, we hereby acknowledge that:

1.	We are responsible for the adequacy and accuracy of disclosure in these filings and any filings we make with the Commission
2.	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings
3.	We may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

/s/ Jenifer Osterwalder

Jenifer Osterwalder
President & CEO of FUSA Capital Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):    April 28, 2006

FUSA CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	000-50274	51-0520296
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1420 Fifth Avenue, 22nd Floor, Seattle, WA	98101
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code:    (206) 274-5107

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|__|	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|__|	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|__|	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|__|	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

THIS IS AN AMENDMENT MAKING CERTAIN REVISIONS TO THE FORM 8-K ORIGINALLY FILED ON MAY 1, 2006

Section 4 - Matters Related to Accountants and Financial Statements

Item 4.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a)  On April 28, 2006, based upon the recommendation of and approval by our board of directors, FUSA Capital Corporation (the "Company") dismissed Braverman International PC ("Braverman International") as its independent auditor and engaged Moore & Associates, Chartered to serve as its independent auditor for the fiscal year ending December 31, 2006. Braverman International’s reports on the Company's financial statements for each of the fiscal years ended December 31, 2004 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, however, the audit reports contained going concern qualifications.

During the years ended December 31, 2004 and 2005 and the subsequent Interim period through the date of dismissal on April 28, 2006, there were no disagreements with Braverman International on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to Braverman International’s satisfaction, would have caused them to make references to the subject matter in connection with their reports of the Company's financial statements for such years.

In addition, there were no reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B. The Company has provided Braverman International with a copy of the foregoing statements and requested that Braverman International provide it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the foregoing statements. A copy of Braverman International letter, dated April 28, 2006 is filed as Exhibit 16 to this Current Report on Form 8-K.

(b)  On April 28, 2006, the board of directors of FUSA Capital Corporation engaged the accounting firm of Moore & Associates LLC, Chartered as principal accountants of FUSA Capital Corporation for the fiscal year ended December 31, 2006. FUSA Capital Corporation has not consulted Moore & Associates LLC during its two most recent fiscal years nor at any time during the interim period between the end of its most recent fiscal year and the date of engagement.

Item 9.          FINANCIAL STATEMENTS AND EXHIBITS.

(c)     EXHIBITS

16      Letter regarding change in certifying accountant from Braverman International, P.C. to the Securities Exchange Commission.

ITEM 9.       FINANCIAL STATEMENTS AND EXHIBITS

          (a)    Financial Statements - none

          (b)    Exhibits: The exhibits listed below are attached and filed as part of this report:

Exhibits	Description

16	Letter regarding change in certifying accountant dated June 7, 2006 from Braverman International, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FUSA CAPITAL CORPORATION

Dated: June 7, 2006	By:	/s/ Jenifer Osterwalder
	Name:	Jenifer Osterwalder
	Title:	Chief Executive Officer

Exhibit 16

Braverman International, P.C.
1255 Mc Donald Drive
Prescott, AZ 86303
Tel (928) 771-1122
Fax (928) 777-8378

June 7, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Braverman International, P.C. was previously principal accountant for FUSA Captial Corporation (the "Company") and reported on the consolidated financial statements of the Company for the years ended December 31, 2005 and 2004. Effective April 28, 2006, we were terminated by the Company as it’s independent auditor. We have read the Company's statements included under Item 4 of its Form 8-K dated June 7, 2006, and we agree with such statements except that we cannot confirm or deny that the appointment of Moore & Associates, Chartered was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors. We were not contacted by Moore & Associates, Chartered, either orally or in writing, prior to their appointment as required under SAS 84.

Very truly yours,

/s/Braverman International, P.C.
Bravernman International, P.C.